EXHIBIT 99.1

Golar LNG dividend information

Reference is made to the second quarter 2017 report released on August 30, 2017. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on September 12, 2017. The record date will be September 14, 2017 and the dividend will be paid on or about October 4, 2017.

Golar LNG Limited
Hamilton, Bermuda
30 August, 2017